UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2025

CARDONE EQUITY FUND VI, LLC

Commission File No.  024-10943

 83-2826322

Employer Identification Number

 Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18851 NE 29th Avenue

STE 1000 Aventura,

FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jonathan Sabo, Esq. Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

 Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

2

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA ("Report") of Cardone Equity Fund VI, LLC (the "Company", "we", "our" or "us") that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management's historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

3

Item I. Management's Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Semiannual Report on Form 1-SA ("Semiannual Report"). Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Semiannual Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Equity Fund VI, LLC ("CEF VI" or the "Company"), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Maryland.

On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 individual investors, and completed its investments in four income producing multifamily real estate properties located in Panama City Beach, Florida, Naples, Florida, and Columbia, Maryland.

The Company made its investments through limited liability companies ("LLC's") (treated as partnerships) that own a single multifamily property (single purpose entities "SPE's"). The LLCs are co-owned by the Company, Cardone Equity Fund VIII, LLC ("CEF VIII"), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC, the Company's Manager. Grant Cardone typically owns from l% to 5% of the LLC's. CEF VIII raised $79,297,000 from accredited investors and began its operations in October 2019. The Manager parallel invested the funds raised from the Company's offering, funds raised from CEF VIII's offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender's requirements and the amount of funds raised by the Company and CEF VIII.

Results of Operations

As of June 30, 2025, the Company was invested in four multifamily properties which have a fair market value of $53,270,047 and $54,666,217 as of June 30, 2025 and December 31, 2024, respectively, and a cost as of June 30, 2025 and December 31, 2024, of $18,184,962 and $18,990,182, respectively. Unrealized (losses) and gains during June 30, 2025 and June 30, 2024 totaled $(590,950) and $1,024,888, respectively, and the operating expenses totaled $195,933 and $171,778 netting to a change of in net assets from operations of $(785,845) and $855,211, respectively. Our results of operations as of June 30, 2025, may not be indicative of those expected in future periods as the fair market value of the assets will fluctuate with changes in general economic conditions and the real estate market specifically.

The multifamily portfolio revenues for the six months of 2025 are flat with a year over year decrease of 0.48% or $79,855. The 2025 rental revenue decrease year over year was driven by softness in rental demand as rental rates normalized in the local market during in 2025. The portfolio’s 2025 expenses increased by 4.24% or $278,428 from June 30, 2024 levels, resulting in net operating income decreasing by approximately 3.5% or $358,283 year over year. The Manager anticipates cash flow will continue to level off in 2025, due to increased operating expenses off setting any increase in rental rates and occupancy.

Assets

Our Cash decreased from $86,060 as of December 31, 2024, to $27,105 as of June 30, 2025, primarily due to a distribution to Class A Members.

Liabilities

As of June 30, 2025, we have $78,392 in amounts due to affiliates, compared with $0 due to affiliates as of December 31, 2024, which are discussed in the section entitled “Related Party Transactions” below. As of June 30, 2025, The Company had $10,654 in distributions payable, which reflects distributions that have been declared but not paid, as compared with $0 as of December 31, 2024. The Company usually pays distributions monthly on the 15th day following the end of the preceding month end.

4

Liquidity and Capital Resources

As of June 30, 2025, and December 31, 2024, we directly had no outstanding debt. The entities in which we hold investments in real estate have leveraged their individual assets with non-recourse debt of up to 65%-75% of the cost of the acquisition price. As of June 30, 2025, the debt financing for the entire real estate portfolio in which we hold investments is approximately 69% of the cost of their tangible assets (before deducting depreciation or other non-cash reserves). The loan terms have interest rates ranging from 3.23% to 3.83% and pay interest only for at least the first five years of the 10-year term. The loans mature between January 2029 and March 2030.

We anticipate that the revenues from the real properties held by the SPEs will be sufficient to service any associate debt and to pay for any operating expenses associated with the properties for the foreseeable future. We do not anticipate borrowing any additional funds or offering any additional debt or equity in the Company.

The Company’s Manager determines the amount of distributions (“Distributable Cash”) to be paid to our investors from the distributions received from the investment in the SPEs which own the properties. Distributions from the properties and distributions to the Class A unitholders began in 2020. At the Manager’s discretion, it is initially anticipated that limited distributions will be paid to the Class B Interest holder, the Manager, with the intention that at a later time, when the cash flow from operations increases or a Capital Transaction occurs, the Manager may adjust cash distributions to retroactively account for the deferred payments. (See Financial Statements Note 4 Member's Equity for further information.)

Distributions paid to investors may not be indicative of future distributions since they are dependent upon the amount of the Company's available Distributable Cash and the distributions received from the SPEs holding each property which may vary due to changes in rental rates, occupancy, expenses and other obligations of the property and general market conditions.

Related Party Transactions

Investment in Class A Units: Since our formation, Grant Cardone, as Manager of Cardone Capital LLC, purchased 10 units from requesting investors. The combined equity value at June 30, 2025 and December 31, 2024 was $66,279 and $68,728, respectively, which represent 0.15% ownership of the Class A shares.

Acquisition Fees: The Manager or its designated assigns will earn an acquisition and due diligence fee of 1.0% of the purchase price of the individual property (multiplied by the percentage of the property that the Company is investing in, in the case of a co-investment). For the six months ended June 30, 2025, the Manager did not incur an acquisition fee. A total of $3,430,005 in fees have been capitalized as acquisition costs and included in the basis of the respective purchased investment. The Company’s proportional share, based on its ownership interest in the underlying investments, totaled $903,820 and is included in the investment cost. The Company does not expect to make any further acquisitions or incur any further acquisition fees.

Asset Management Fee: The Manager or its designated assigns will earn an asset management fee of 1% of the total Capital Contributions made to the Company by its Members (i.e., paid for the purchase of Class A Interests), accrued monthly. For the six months ended June 30, 2025, and for the year ended December 31, 2024, the Company incurred $147,318 and $294,636, respectively, in asset management fee expense, of which $78,392 and $0 remains payable as of June 30, 2025 and December 31, 2024, respectively, and is included as a component of due to affiliates in the accompanying balance sheets. These accrued fees are unsecured, do not bear interest, and are payable on demand.

Property Management Fee: The Manager and/or an affiliated or third-party property managers will receive (in addition to reimbursement of expenses and costs) a property management fee for each Property managed at market rate (the approximate cost of property management services under present circumstances if such cost were negotiated at arms’ length, as estimated by the Manager in good faith) calculated on the monthly gross income from that Property, paid as an expense of the Property. A portion of the Property Management fees paid by the Cardone Member LLC’s to property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee, based on the ownership of the respective investments, totaled $26,873 and $54,145 for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. Total fees are difficult to determine at this time.

Class B Units: The Manager received Class B Interests on January 31, 2022 as founder’s interests for no consideration.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

5

Trends and Key Information Affecting our Performance

Management believes that current market dynamics and underlying fundamentals support a generally favorable outlook for the United States multifamily housing sector, notwithstanding near-term macroeconomic and capital markets volatility. Demand for rental housing remains supported by structural trends, including continued job growth in select markets, household formation, and demographic shifts favoring renting over homeownership. Our properties are primarily located in desirable submarkets that we believe are well positioned to benefit from these trends, including migration patterns away from higher-cost gateway metros and the sustained prevalence of remote and hybrid work arrangements.

Affordability constraints in the single-family housing market continue to underpin renter demand. Elevated mortgage interest rates, higher average home prices for first-time buyers, and tighter credit underwriting standards have reduced the accessibility of homeownership for a significant portion of the prime renter demographic. As a result, many households are remaining in rental housing for longer periods, supporting occupancy levels across well-located multifamily assets.

On the supply side, new multifamily construction activity has moderated as higher financing costs, elevated construction labor and materials prices, and more restrictive lending conditions have constrained development pipelines. Management believes that this slowdown in new supply, particularly in certain submarkets, may alleviate competitive pressures and support rental rate growth over the medium term, subject to local market conditions.

While inflationary pressures, interest rate uncertainty, and broader economic conditions may continue to impact operating costs, tenant demand, and capital availability, management believes that the multifamily asset class remains fundamentally resilient. Accordingly, we believe our portfolio is positioned to benefit from these industry trends.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an "emerging growth company" or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management's experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information

None.

6

Item 3. Financial Information

Cardone Equity Fund VI, LLC

Financial Statements - Index

As of June 30, 2025 and

December 31, 2024

7

Cardone Equity Fund VI, LLC
Statements of Net Assets
As of June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets:

Real estate investments, at fair market value (cost of $18,184,962 and $18,990,182)	$53,270,047	$54,666,217
Cash	27,105	86,060

Total assets	53,297,152	54,752,277

Liabilities:

Accounts payable	-	22,000
Due to affiliates	78,392	-
Distributions payable	10,654	-

Total liabilities	89,046	22,000

Net assets	$53,208,106	$54,730,277

See accompanying notes, which are an integral part of these financial statements

F-1

Cardone Equity Fund VI, LLC
Schedule of Real Estate Investments
As of June 30, 2025 (Unaudited)

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone PCB Member, LLC [1]	34.67%	$3,227,881	$7,266,248

Cardone Columbia Member, LLC [2]	24.70%	7,863,721	15,498,958

Cardone Retreat Member, LLC [3]	24.70%	3,349,733	8,835,885

Cardone Addison Member, LLC [4]	24.70%	3,743,627	21,668,956

		$18,184,962	$53,270,047

1 Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone PCB Member, LLC on October 16, 2019.  The Company's proportional share of this investment represents 13.66% of net assets.

2 Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily apartment community located in Columbia, MD.  The Company invested in Cardone Columbia  Member, LLC on December 20, 2019.  The Company's proportional share of this investment represents 29.13% of net assets.

3 Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at Panama City Beach) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone Retreat Member, LLC on March 16, 2020.  The Company's proportional share of this investment represents 16.61% of net assets.

4 Cardone Addison Member, LLC owns 100% of CC Addison Place, LLC (d/b/a: Addison Place) which holds an investment in a 294 unit multifamily apartment community located in Naples, FL.  The Company invested in Cardone Addison Member, LLC on March 3, 2020.  The Company's proportional share of this investment represents 40.72% of net assets.

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Equity Fund VI, LLC
Schedule of Real Estate Investments
As of December 31, 2024

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone PCB Member, LLC [1]	34.67%	$3,292,551	$7,425,101

Cardone Columbia Member, LLC [2]	24.70%	7,955,808	15,887,018

Cardone Retreat Member, LLC [3]	24.70%	3,541,116	9,046,105

Cardone Addison Member, LLC [4]	24.70%	4,200,707	22,307,993

		$18,990,182	$54,666,217

1 Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone PCB Member, LLC on October 16, 2019.  The Company's proportional share of this investment represents 13.57% of net assets.

2 Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily apartment community located in Columbia, MD.  The Company invested in Cardone Columbia  Member, LLC on December 20, 2019.  The Company's proportional share of this investment represents 29.03% of net assets.

3 Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at Panama City Beach) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone Retreat Member, LLC on March 16, 2020.  The Company's proportional share of this investment represents 16.53% of net assets.

4 Cardone Addison Member, LLC owns 100% of CC Addison Place, LLC (d/b/a: Addison Place) which holds an investment in a 294 unit multifamily apartment community located in Naples, FL.  The Company invested in Cardone Addison Member, LLC on March 3, 2020.  The Company's proportional share of this investment represents 40.76% of net assets.

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Equity Fund VI, LLC
Statements of Operations
For the Six Months Ended June 30, 2025 and June 30, 2024

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)

Interest Income	$1,038	$2,101

Expenses

Asset management fee	147,318	147,318
Professional fees	48,615	24,460

Total expenses	195,933	171,778

Net investment loss	(194,895)	(169,677)

Net unrealized gains / (losses) on real estate investments	(590,950)	1,024,888

Net increase / (decrease) in net assets resulting from operations	$(785,845)	$855,211

See accompanying notes, which are an integral part of these financial statements

F-4

Cardone Equity Fund VI, LLC
Statements of Changes in Net Assets
For the Six Months Ended June 30, 2025 and June 30, 2024

	Total	Members Class A Interests	Managing Member Class B Interests

Balances, January 1, 2024	$50,713,656	$42,379,439	$8,334,217

Distributions	(866,327)	(737,327)	(129,000)

Net increase in net assets resulting from operations	855,211	555,887	299,324

Balances, June 30, 2024	50,702,540	42,197,999	8,504,541

Distributions	(861,521)	(733,521)	(128,000)

Net increase in net assets resulting from operations	4,889,258	3,178,018	1,711,240

Balances, December 31, 2024	54,730,277	44,642,496	10,087,781

Distributions	(736,326)	(736,326)	-

Net decrease in net assets resulting from operations	(785,845)	(510,799)	(275,046)

Balances, June 30, 2025 (Unaudited)	$53,208,106	$43,395,371	$9,812,735

See accompanying notes, which are an integral part of these financial statements

F-5

Cardone Equity Fund VI, LLC
Statements of Cash Flows
For the Six Months Ended June 30, 2025 and June 30, 2024

	June 30, 2025	June 30,2024
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net increase / (decrease) in net assets resulting from operations	$(785,845)	$855,211

Adjustments to reconcile net increase / (decrease) in net assets resulting from operations to net cash provided by operating activities:

Net unrealized (gains) / losses on investments	590,950	(1,024,888)
Distributions from investments	805,220	1,024,888
Changes in operating assets and liabilities:
Accounts payable	(22,000)	(8,370)
Due to affiliates	78,392	3,330
Distributions payable	10,654	-
Net cash provided by operating activities	677,371	850,171

Cash flows from financing activities:
Distributions	(736,326)	(866,327)
Net cash used in financing activities	(736,326)	(866,327)

Net increase / (decrease) in cash	(58,955)	(16,156)

Cash, beginning of period	86,060	96,296
Cash, end of period	$27,105	$80,140

See accompanying notes, which are an integral part of these financial statements

F-6

CARDONE EQUITY FUND VI, LLC NOTES TO FINANCIAL STATEMENTS For the Six Months Ended June 30, 2025 and the Year Ended December 31, 2024

NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND VI, LLC (the “Company”), is a limited liability company organized December 12, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company commenced operations and started accepting subscriptions October 16, 2019. On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 investors and completed its investments in four multifamily real estate properties. The fundraising activities were completed through Cardone Capital LLC’s (the “Manager”) online platform.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund VIII, LLC (“CEF VIII”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC. Grant Cardone typically owns from 1% to 5% of the LLC’s. CEF VIII is a $79,297,000 million fund for accredited investors that began its operations in October 2019. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF VIII’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF VIII.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

As of June 30, 2025, the Company has raised $29,463,000 from unit offerings and has made capital distributions of $9,072,036.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB’) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value.  Costs to acquire real estate investments are capitalized as a component of investment cost.  The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

F-7

Investments without a public market are valued based on assumptions made and valuation techniques used by the Manager. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Manager considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing.  Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. Additionally, there may be limited availability of observable transaction data and inputs which may make it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis.  Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are  recorded  as  realized  gains.  Further, realized gains  and  losses  on  real  estate  investment transactions will be recognized upon the sale of the investment.  Changes in unrealized gains and losses are included in the results of operations.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions.    Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

F-8

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

Entities treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”), rather than the owners of the entity being liable for the Assessment.  Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax position taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and accounts payable: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities.  The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations.  The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2025 and as of December 31, 2024. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement. Additionally, the Company may adjust capitalization rate assumptions in determining fair value to reflect the economic benefit of assumable, below market, fixed rate mortgage debt, based on a cash-equivalency analysis of the present value of in-place debt terms compared to current market terms.

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Investment values as of June 30, 2025 and December 31, 2024, were determined based on capitalization rates of 4.75% to 5.50%.  Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments, and as of June 30, 2025 and December 31, 2024, capitalization rate adjustment for assumable debt with favorable terms.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining members’ equity of the investee entity during the wind-down period.  The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods ended June 30, 2025 and December 31, 2024:

Description	Real Estate Investments
Beginning balance, January 1, 2024	$50,634,389
Unrealized losses on real estate investments	1,024,888
Distributions from real estate investments	(1,024,888)
Ending balance, June 30, 2024	50,634,389
Unrealized gains on real estate investments	5,074,055
Distributions from real estate investments	(1,042,227)
Ending balance, December 31, 2024	54,666,217
Unrealized losses on real estate investments	(590,950)
Distributions from real estate investments	(805,220)
Ending balance, June 30, 2025	$53,270,047

NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Manager held 100% of the Class B interests which were issued, at formation, as founder’s interests for no cash consideration.

On June 26, 2020, the Company completed raising $29,463,000 by offering 29,463 Class A interests at $1,000 per interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus,” and sold the interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company receive 65% profit interests.

The Manager’s Class B interest is a 35% interest and is subordinate to the Class A interests.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective percentage interest in the Company, giving consideration to their respective ownership period. Profits will first be allocated pro rata to the members in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions of distributable cash and shall be allocated 65% to the Class A Members (in proportion to their respective percentage interests) and 35% to the Class B interests. In all cases, giving consideration to their respective ownership period.

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B member. At this time, the Manager has distributed all distributable cash to the Class A and Class B Members which totaled $7,362,824 and $1,709,212 respectively, as of June 30, 2025. At the Manager’s discretion, a reduced percentage of distributions has been paid to date to the Class B Interest Members, the Manager, with the intention that at a later time, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on a cumulative 65%/35% basis. The aggregate impact of this at June 30, 2025 would be to distribute an additional $2,255,386 to the Manager.

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NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Acquisition Fee

To compensate the Manager for sourcing, evaluating, structuring, underwriting, and negotiating the Company’s acquisitions, the Company or its underlying investment, will pay the Manager a 1% acquisition fee on each  investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Acquisition fees are typically paid during closing and are capitalized as acquisition costs of the SPE purchasing the property.

As of June 30, 2025, all acquisition fees have been paid and a total of $3,430,005 in fees are considered acquisition costs and included in the basis of the purchased property. The Company’s proportional share paid, based on the ownership of the respective investments, totaled $903,820 and is included in the investment cost.

Disposition Fee

To compensate the Manager for services rendered in preparing for, negotiating, and executing the sale of real estate investments, the Company will pay the Manager, or its designated affiliate, a disposition fee equal to 1% of the gross sale price of each investment. This fee will be paid at the disposition of real estate investment.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized asset management fee during the first three years of operations which will be calculated based on the contributed capital as of the end of each prior month.  After the first three years, the amount of contributed capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets.  This fee will be payable monthly at the discretion of the Manager. For the period ended June 30, 2025 and December 31, 2024, the Company incurred $147,318 and $294,636 respectively, in Asset Management Fees each year. As of June 30, 2025 $78,392 was outstanding and included in due to affiliates in the statement of net assets.

Marketing Fee

A portion of the property management fee paid to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program.  The Company’s proportional share of this fee, based on the ownership of the respective investments, amounted to $26,873 and $54,145 for the periods ended June 30, 2025 and December 31, 2024, respectively.

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Co-investments

As of June 30, 2025, the Company had co-invested with CEF VIII and Grant Cardone as follows:

	10X Living at Panama City Beach		10X Living at Columbia at Town Center		Retreat at Panama City Beach		Addison Place
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage
CEF VI	$5,546,599	34.67%	$10,608,650	24.70%	$5,162,300	24.70%	$7,731,100	24.70%
CEF VIII	10,253,401	64.08%	31,911,350	74.30%	14,692,700	70.30%	22,003,900	70.30%
Grant Cardone	200,000	1.25%	430,000	1.00%	1,045,000	5.00%	1,565,000	5.00%
Total	$16,000,000	100.00%	$42,950,000	100.00%	$20,900,000	100.00%	$31,300,000	100.00%

Investment in Class A Shares

In 2021, Grant Cardone, as Manager of Cardone Capital LLC, purchased 10 units from requesting investors. The combined equity value at June 30, 2025 and December 31, 2024 was $66,279 and $68,728, respectively, which represent 0.15% ownership of the Class A shares.  No additional interests were purchased in 2025.

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter-parties fail to perform pursuant to the terms of their obligations.

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the period ended June 30, 2025 and the year ended December 31, 2024:

	Class A Members	Class A Members
	June 30, 2025	December 31, 2024
Total return [1]
End of year since-inception internal rate of return	11.70%	13.08%
Beginning of year since-inception internal rate of return	13.08%	14.10%

Expense ratios [2]
Operating expense	0.63%	0.64%

Net investment income (loss) ratio [3]	(0.63)%	(0.64)%

1 Total return is calculated based on a dollar weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the year. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital and may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the year. The computation of the net investment income (loss) ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital and may vary from these ratios based on different management fee arrangements (as applicable).

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NOTE 8: OTHER MATTERS

Pino v. Cardone Capital, LLC, et al. On September 16, 2020, an individual investor who represented himself as a non-accredited investor, and who invested the minimum in Cardone Equity Fund V, LLC and Cardone Equity Fund VI, LLC, filed a putative class action lawsuit. The lawsuit names as defendants Cardone Capital, LLC, Grant Cardone, Cardone Equity Fund V, LLC, and Cardone Equity Fund VI, LLC, and is styled Pino v. Cardone Capital, LLC, et al., Case No. 2:20-cv-8499 (C.D. Cal.). The claims asserted are for alleged violations of Sections 12(a)(2) and 15 of the Securities Act of 1933.  On April 27, 2021, the court dismissed the complaint with prejudice.  On May 28, 2021, the plaintiff appealed the dismissal to the Ninth Circuit Court of Appeals, and, on December 21, 2022 the Ninth Circuit affirmed in part and reversed in part the dismissal with instructions on remand for plaintiff to file an amended complaint.  On June 26, 2023, plaintiff filed a second amended complaint asserting the same claims, and on October 4, 2023, the court dismissed the second amended complaint with prejudice.  On November 8, 2023, plaintiff filed a notice of appeal of the dismissal, and on June 10, 2025, the Ninth Circuit Court of Appeals reversed the district court’s dismissal, and on August 1, 2025, denied the petition for rehearing en banc, remanding the case to the district court. The Company has answered the Complaint and discovery is ongoing.

The Company’s Manager and Mr. Cardone do not believe that this case will interfere with their ability to manage the affairs of the Company.  The defendants believe that the allegations in this lawsuit are without merit and will vigorously defend against the action. Given the uncertainty of litigation and the preliminary stage of this appeal, the defendants cannot reasonably estimate if any loss may result from this action. The Company may also incur legal fees or other expenses in connection with the defense against these claims.

NOTE 9: SUBSEQUENT EVENTS

Subsequent to June 30, 2025, the Company has distributed an additional $736,575 to Class A Members.

Management has evaluated subsequent events through December 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 1 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

Exhibit 3.1*

Operating Agreement of Cardone Equity Fund VI, LLC, dated January 10, 2019 LLC (Incorporated by reference to Exhibit 3.1 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 2 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

Exhibit 6.1 *

Asset Management Agreement, dated October 16, 2019, by and between Cardone Equity Fund VI, LLC and Cardone Capital LLC (Incorporated by reference to Exhibit 6.1 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 6.2*

Assignment and Assumption of Asset Management Agreement by and between Cardone Capital LLC and Cardone Real Estate Acquisitions, LLC (Incorporated by reference to Exhibit 6.2 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 6.3*

Transfer Agency and Service Agreement, dated January 29, 2019 by and among Cardone Capital, LLC, Computershare Trust Company , N.A., and Computershare, Inc. (Incorporated by reference to Exhibit 4 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund VI, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	December 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC	December 30, 2025
Grant Cardone	(Principal Executive Officer)

/s/ Rey Valdez	Director of Accounting of Cardone Real Estate Acquisitions LLC	December 30, 2025
Rey Valdez	(Principal Financial and Accounting Officer)

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